250 WEST 55TH STREET NEW YORK, NY 10019-9601 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM
morrison & foerster llp
beijing, berlin, brussels,
denver, hong kong, london,
los angeles, new york,
northern virginia, palo alto,
san diego, san francisco, shanghai,
singapore, tokyo, washington, d.c.

August 4, 2017
Via EDGAR and e-mail

Edward P. Bartz
Senior Counsel
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	Alaia Market Linked Trust, Series 5-1 Amendment No. 2 to Registration Statement on Form S-6 Filed August 4, 2017 File Nos.: 333-217458 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on August 4, 2017 Pre-effective Amendment No. 2 to the above-referenced registration statement (the “Amendment”) for the Fundstrat Core Alpha Portfolio, Alaia Market Linked Trust, Series 5-1, a series of the Alaia Trust.  The Amendment incorporates responses to the Staff’s telephonic comments of July 24, 2017.

We identify in bold the portions of the Staff’s comment to which we are responding in this letter and note in regular type our response.  Page number references in our responses refer to the EDGAR version of the Amendment.

PROSPECTUS

Principal Investment Strategy (Page 3)

1.          Please define what “Alpha” is; explain why it is in the title of the series.

We have added the following disclosure to the prospectus regarding the word “Alpha”:

“Alpha is generally considered as a measurement of the performance of an investment portfolio against the performance of a benchmark market index.  The excess return of such investment portfolio over the benchmark market index would be the portfolio’s alpha.  The Trust’s portfolio has been built to seek a return that includes an alpha component over the S&P 500®.”

Edward P. Bartz
U.S. Securities and Exchange Commission
August 4, 2017

As such, “Alpha” is included in the title of the Trust because it is representative of the overall investment strategy that governs the portfolio.

Principal Investment Strategy and Selection of Portfolio Securities (Page 3)

2.          The sectors referenced in “Principal Investment Strategy” and “Selection of Portfolio Securities” are different; please revise to avoid confusion.

We have revised the disclosure so that the only references to sectors are to specific S&P 500® sectors in the next to last sentence of “Principal Investment Strategy.”

Fees and Expenses Table and Example (Page 10)

Please provide a completed Fees and Expenses Table and Examples section for our review no less than 48 hours prior to seeking effectiveness.

The Alaia Trust will provide a draft Fees and Expenses table and Examples section no less than 48 hours prior to seeking effectiveness.

Contents of Registration Statement/Exhibit List

Please delete the words “Form of” from the title of Exhibit 3.1.

We have deleted the words “Form of” from the title of Exhibit 3.1.

Edward P. Bartz
U.S. Securities and Exchange Commission
August 4, 2017

Signature Page

Either have Stephen Steglitz execute a power of attorney or have him sign the registration statement.

Mr. Steglitz has executed the Amendment.

************
Please call me at (212) 336-4177 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Matthew J. Kutner
Lailey Rezai